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              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in the Prospectus constituting part of the Registration Statement on Form S-1 Post Effective Amendment No. 1 of our report dated June 3, 1994, relating to the financial statements of Cardiac Control Systems, Inc., which appears in such Prospectus. We also consent to the application of such report to the Financial Statement Schedule for the two years ended March 31, 1994 listed under Item 16(b) of the Registration Statement when such schedule is read in connection with the financial statements referred to in our report. The audits referred to in such report also included the schedule. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data".


/S/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
July 24, 1995
Orlando, Florida